Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

June 2, 2010

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      Telephone and Data Systems, Inc.

            Form 10-K for the Year ended December 31, 2009; and
            Form 10-Q for the Period Ended March 31, 2010

            Filed February 25, 2010 and May 10, 2010

            File No. 1-14157

Dear Mr. Spirgel:

This letter responds to your letter dated May 18, 2010, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer, of Telephone and Data Systems, Inc. (“Company”), regarding the Securities and Exchange Commission (“Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the applicable document as filed.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13

Comment 1:

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 49

With a view towards expanded policy disclosure, explain to us how you are accounting for the Battery Swap program.  Please reference in your response the accounting literature that you are relying upon as a basis for your policy.  Also, explain to us your consideration of accounting for the Battery Swap program as a product warranty or a loss contingency.

Response 1:

U.S. Cellular launched the Battery Swap program during the second quarter of 2009.  The program is designed to enhance the customer experience for subscribers and to increase the retail traffic in stores.  This program allows customers to swap their existing handset battery for a working, fully charged battery.  The battery to be traded in does not need to be defective or damaged; rather, the customer can swap a battery if they simply have not charged it or for any other reason.  Many of the batteries that are received in the exchange are tested, recharged, and distributed to future customers in the swap program.

This service is provided to all U.S. Cellular subscribers and does not require the customer to have purchased a handset from U.S. Cellular.

Prior to launch, we considered whether or not the program would represent a warranty arrangement as considered by FAS #5 (now ASC 460-10-25).  We concluded that since the terms of the program do not require the battery to be damaged or defective, it is not a warranty arrangement but rather is a convenience service provided to customers.   Further, to participate in the program, the customer is not required to have purchased the handset from U.S. Cellular; rather, all current customers are eligible.  Based on these factors, we do not believe the program creates a warranty liability.

We did not disclose our accounting policy for the Battery Swap program in Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements because the total cost of the program in 2009 was less than $15 million and, thus, was not considered to be a significant element of total costs and expenses.  We will consider the need for expanded disclosure in future periods should the annual cost of the program increase to a level deemed significant.

Comment 2:

Goodwill and Licenses Impairment Assessment, page 53

We note when estimating the fair value of goodwill and FCC licenses, you discounted cash flows using rates of 11.5% and 10% respectively.  Normally, we would anticipate that the discount rate used to estimate the value of a reporting unit would be lower than the discount rate on an individual intangible asset of that reporting unit.  Please explain and provide to us any supporting calculations used to select the discount rates for the reporting unit and the FCC license including a weighted average cost of capital (WACC) calculation and a weighted average return on asset (WARA) calculation.

Response 2:

A discount rate of 10% was used in valuing the FCC licenses, which was 1.5 percentage points lower than the WACC used for the overall reporting units.  The overall Company WACC of 11.5% incorporates a company specific equity risk premium of 3.0 percentage points (with equity representing 50% of the WACC).  This incremental risk premium reflects risks specific to the Company/Reporting Units (the unit of account for goodwill impairment testing) which have a different risk profile than that of the FCC licenses.

The Greenfield approach values a license from the perspective that a buyer purchasing a license today must completely build the required network, and assumes the company owning the license is a new entrant into the market.  Therefore, in valuing the licenses, we assumed that if an existing market participant buyer were to acquire the licenses, such a buyer could utilize the licenses within its existing business without bearing the additional operational risks specifically associated with U.S. Cellular.  The factors considered included:

•                     The reporting units incorporate additional operational risks associated with U.S. Cellular that are not specific to the FCC licenses.  For example, the large wireless providers have comparatively more spectrum, larger networks and a more diversified product mix compared to U.S. Cellular).  Given the competitive advantage in terms of size and functionality, market participants would not bear the incremental risk specific to U.S. Cellular in reaching a broader base of customers;

•                     The greater uncertainty around implementation of business initiatives (future projects) specific to the overall operations of the business but not to the FCC licenses;

•                     The contractual nature of FCC licenses with the government;

•                     The legal protection of the FCC license compared to the operations of U.S. Cellular;

•                     FCC licenses are a scare resource and in high demand by numerous competitors in the industry, many of which have lower costs of capital than the Company;

•                     Other intangible assets of the Company have relatively higher risk profiles (i.e., goodwill, trade names);

•                     The ability of the Company to win/maintain subscribers with its current operational structure;

•                     Goodwill is a function of the Company's speculative ability to stay current with quick moving technology migrations over an extended period of time;

•                     The Company brand could be irreparably harmed by an unforeseen event, which is a risk borne by the operations but not by the FCC licenses.

In short, systematic risks faced by the Company are borne disproportionately by the other intangible assets relative to the FCC licenses.  As a result, the company specific risk premium of 3.0 percentage points was deducted from the calculation of the WACC to derive a discount rate of 10% which was a more appropriate rate to use when valuing the licenses.

We have attached as Exhibit A our weighted average cost of capital calculation and weighted average return on asset calculations for each reporting unit.

Definitive Proxy Statement

Comment 3:

Risks Relating to Compensation to Executive Officers, page 33

Risks from Compensation Policies and Practices, page 62

We note your disclosure in response to Item 402(s) of Regulation S-K.  In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response 3:

The following describes the process undertaken to reach the conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, as disclosed in the Company’s definitive proxy statement pursuant to Item 402(s) of Regulation S-K.

As a threshold matter, the Company considered the following:

The Company has not had any incident in which the Company’s compensation policies and practices have resulted in a material adverse effect on the Company.

Furthermore, the Company has internal controls in place and has processes to identify deficiencies, including significant deficiencies and material weaknesses.  These processes have not identified any compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

The Company also has an Enterprise Risk Management process that has not identified any compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

In addition, in connection with its process to review and identify risks for its Annual Report on Form 10-K, the Company has not identified any compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

Furthermore, as a telecommunications company, the Company does not believe that it faces the same level of risks associated with compensation as companies in certain other industries, such as banking and financial services.  A telecommunications company faces general business risks similar to most other businesses and certain other risks relating to the telecommunications business, such as matters relating to technology and regulation (as disclosed in the Company’s 2009 Annual Report on Form 10-K).  However, the Company does not believe that a telecommunications business has the type of risks faced by banks and other financial institutions, such as those resulting from employees being regularly engaged in effecting large monetary transactions involving securities, derivatives, debt or other financial instruments or arrangements that could threaten its value.

Although the Company’s compensation policies and practices have evolved over time, their risk characteristics have not changed in any material respect for several years.  As disclosed in the definitive proxy statement, the Company believes that the elements of compensation are appropriately balanced between short and long-term compensation in a way that does not encourage excessive risk taking.

The Company does not believe that its compensation policies and practices are unusual in any significant respect and believes that they are comparable in many respects with those of many other public companies.

The Company’s compensation policies and practices relating to executive officers have been developed over time with the assistance of its nationally-recognized compensation consultant, Tower Watson (f/k/a Towers Perrin).  In addition, the Company’s compensation policies and practices relating to non-executive officers and other employees are similar to the policies and practices relating to executive officers.

In addition, such policies and practices have been reviewed by the Compensation Committee’s independent compensation consultant, Compensation Strategies.

Prior to the adoption of Item 402(s) of Regulation S-K, if the Company believed, based on the foregoing considerations, or based on the advice of any compensation consultant, that any of its compensation policies or practices were reasonably likely to have a material adverse effect on the Company, it would have changed such policy or practice, or at least disclosed the risk.  This was not necessary because, prior to the adoption of Item 402(s) of Regulation S-K, the Company did not believe that any of its compensation policies or practices were reasonably likely to have a material adverse effect on the Company.

The adoption of Item 402(s) of Regulation S-K expressly required the Company to make a disclosure in such event.  Accordingly, notwithstanding  its existing belief that its compensation policies and procedures were not reasonably likely to have a material adverse effect on the Company based upon the foregoing considerations, the Company undertook further action to reconfirm this belief.

Following the issuance by the Commission on December 16, 2009, of Release No. 33-9089/34-61175 (the “Release”), representatives of the Company reviewed the Release and the changes made by the Release to the Commission’s rules (including the adoption of new rules), which included the adoption of Item 402(s) of Regulation S-K.  In addition, representatives of the Company reviewed a client alert from its principal law firm and various other literature relating to the Release and rule changes.  This information was summarized and changes to rules that were expected to apply to the Company were identified, including the adoption of Item 402(s) of Regulation S-K.  The summary information was reviewed and discussed by certain representatives of the Company to determine further action that should be taken.

In addition, following the issuance of the Release, certain members of senior management and directors on the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company requested further information about the effect of the Release on the Company.

Accordingly, a presentation was prepared which described the rule changes, including the adoption of Item 402(s) of Regulation S-K, and identified the effects on the Company.

In addition, representatives of the Company reviewed the disclosures in proxy statements of numerous other companies (over 25) to determine the disclosures of the processes used and/or conclusions of such other companies with respect to Item 402(s) of Regulation S-K.  Considering this, representatives of the Company prepared a document mapping potential risks of the various elements of compensation (including plans and arrangements) to executive officers, non-executive officers and all other employees.  This document identified the Company’s various compensation elements, described their characteristics and purposes, identified potential risks associated with each compensation element, and then described controls and mitigating factors.

The disclosures by other companies and the mapping prepared by the Company representatives were used to prepare draft disclosures responsive to Item 402(s) of Regulation S-K for (i) executive officers in the Compensation Discussion & Analysis (“CD&A”) and (ii) non-executive officers and other employees in the proxy statement section captioned “Risks from Compensation Policies and Practices”.

The foregoing considerations and draft disclosures were reviewed by and discussed with senior management and directors on the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee.

In addition, the drafts of the disclosures were circulated to senior management and all directors, who had the opportunity to review and comment on them.  Changes were made to the draft disclosures based on these comments.  These disclosures, as included for (i) executive officers in the CD&A and (ii) non-executive officers and other employees under the caption “Risks from Compensation Policies and Practices”, provide summaries of the reasons why the Company believes that its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company with respect to executive officers, non-executive officers and other employees.  Reference is made to such disclosures which are not repeated here.

Finally, the entire board of directors approved the form of the proxy statement that included these disclosures.

The Company believes that the foregoing processes were sufficient to conclude that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

In connection with responding to the Staff’s comments, the Company acknowledges that

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent public accounting firm, PricewaterhouseCoopers LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122 or me at (312) 592-5304.

Yours truly,

Telephone and Data Systems, Inc.

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers Executive Vice President and Chief Financial Officer

cc:        Douglas D. Shuma

EXHIBIT A

Weighted Average Cost of Capital Calculation and
Weighted Average Return an Asset Calculations

[See Attached]

Exhibit 5
U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Central Reporting Unit As of November 1, 2009 ($ millions)

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$1,118.3	4.3%	1.5%	35.0%
Subscribers (3)	$961.0	10.5%	3.2%	30.1%
Trade Name (4)	$142.8	12.5%	0.6%	4.5%
License (5)	$641.0	10.0%	2.0%	20.0%
Working Capital (6)	$120.8	2.5%	0.1%	3.8%
Goodwill (7)	$214.1	62.4%	4.2%	6.7%
Enterprise Value (8)	$3,198.0		11.5%	100.0%

Notes

(1)   Required return represents the after-tax return required for each asset category.

(2)   Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)   Based on the results of the valuation of the subscribers.

(4)   The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)   Based on the results of the valuation of the Licenses.

(6)   Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)   Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)   Enterprise Value is based on the results of the DCF analysis.

Marsh

Exhibit 5
U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Mid-Atlantic Reporting Unit As of November 1, 2009 ($ millions)

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$342.1	4.3%	1.5%	35.8%
Subscribers (3)	$290.0	10.5%	3.2%	30.3%
Trade Name (4)	$43.3	12.5%	0.6%	4.5%
License (5)	$199.0	10.0%	2.1%	20.8%
Working Capital (6)	$36.9	2.5%	0.1%	3.9%
Goodwill (7)	$45.7	84.4%	4.0%	4.8%
Enterprise Value (8)	$957.0		11.5%	100.0%

Notes

(1)   Required return represents the after-tax return required for each asset category.

(2)   Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)   Based on the results of the valuation of the subscribers.

(4)   The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)   Based on the results of the valuation of the Licenses.

(6)   Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)   Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)   Enterprise Value is based on the results of the DCF analysis.

Marsh

Exhibit 5
U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: New England Reporting Unit As of November 1, 2009 ($ millions)

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$130.4	4.3%	1.4%	32.1%
Subscribers (3)	$122.0	10.5%	3.1%	30.0%
Trade Name (4)	$19.0	12.5%	0.6%	4.7%
License (5)	$104.0	10.0%	2.6%	25.6%
Working Capital (6)	$16.2	2.5%	0.1%	4.0%
Goodwill (7)	$15.3	99.2%	3.7%	3.8%
Enterprise Value (8)	$407.0		11.5%	100.0%

Notes

(1)   Required return represents the after-tax return required for each asset category.

(2)   Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)   Based on the results of the valuation of the subscribers.

(4)   The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)   Based on the results of the valuation of the Licenses.

(6)   Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)   Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)   Enterprise Value is based on the results of the DCF analysis.

Marsh

Exhibit 5
U.S. Cellular Corp. ASC 350 Analysis WARA Analysis: Northwest Reporting Unit As of November 1, 2009 ($ millions)

Asset Category	Fair Value	Required Return (1)	Weighted Average Return	Percent of Enterprise Value
Fixed Assets (2)	$122.0	4.3%	1.5%	35.5%
Subscribers (3)	$107.0	10.5%	3.3%	31.1%
Trade Name (4)	$15.4	12.5%	0.6%	4.5%
License (5)	$57.0	10.0%	1.7%	16.6%
Working Capital (6)	$13.1	2.5%	0.1%	3.8%
Goodwill (7)	$29.5	51.3%	4.4%	8.6%
Enterprise Value (8)	$344.0		11.5%	100.0%

Notes

(1)   Required return represents the after-tax return required for each asset category.

(2)   Fixed asset levels were obtained from balance sheets provided by management as of October 31, 2009, and were then adjusted to normalized levels based on discussions with management.

(3)   Based on the results of the valuation of the subscribers.

(4)   The fair value of the trade name, for the purpose of performing the WARA analysis only, was calculated using a relief from royalty methodology using projected billed revenue to subscribers, an after-tax royalty rate of 0.6 percent, a discount rate of 12.5 percent, and a 2.0 percent long-term growth rate.

(5)   Based on the results of the valuation of the Licenses.

(6)   Working capital is based on a normalized working capital level equal to 5.0 percent of 2010 projected revenue.

(7)   Calculated as the difference between the Enterprise Value and the cumulative fair value of the other assets.

(8)   Enterprise Value is based on the results of the DCF analysis.

Marsh

Exhibit 1

U.S. Cellular Corp. ASC 350 Analysis Calculation of the WACC As of November 1, 2009 ($ millions except per share data)

Cost of Equity (Ke)
Risk Free Rate (Rf) (1)	4.19%
Equity Risk Premium (Rm - Rf) (2)	6.50%
Beta, Levered (based on Industry)(3)	1.49
Small Stock Risk Premium (SSRP) (4)	0.94%
Company-Specific Risk Premium (CSRP) (5)	3.00%
Calculated Cost of Equity (Rounded)	17.80%
Cost of Equity (CAPM) = Rf1+(B*Rm-Rf2) + SSRP +CSRP

Cost of Debt (Kd)
Pre-Tax Cost of Debt (6)	8.50%
Combined Effective Tax Rate (7)	40.0%
Calculated After-Tax Cost of Debt (Rounded)	5.10%
Cost of Debt = Baa Corporate Bond Yield * (1-Tax Rate)

	CALCULATION OF THE WACC

WACC	Estimated Cost of Capital	Capital Structure (Weight) (8)	Weighted Cost of Capital
Equity	17.80%	50.0%	8.90%
Debt	5.10%	50.0%	2.55%
WACC			11.45%
WACC = (Ke x Equity Weight) + (Kd x Debt Weight)		(Rounded)	11.50%

	TICKER	Levered Beta (9)	Price/Share (10)	Shares Outstanding (11)	Market Value (MM)	Interest Bearing Debt (11)	Preferred Stock (11)	Minority Interest (11)	Total Capital	Unlevered Beta (12)	Equity to Capital

PRIMARY GUIDELINE COMPANIES
Centennial Communications Corp.	CYCL	0.87	8.46	111.2	940.4	2,026.3	0.00	1.43	2,968.1	NM	31.7%
Leap Wireless International Inc.	LEAP	1.34	13.22	77.4	1,023.4	2,760.3	0.00	77.81	3,861.5	NM	NM
Sprint Nextel Corp.	S	1.40	2.96	2,875.8	8,512.5	21,657.0	0.00	0.00	30,169.5	NM	NM
iPCS Inc.	IPCS	1.60	23.87	16.6	395.6	475.4	0.00	0.00	871.0	0.93	45.4%
MetroPCS Communications Inc.	PCS	0.99	6.23	352.1	2,193.9	3,613.0	0.00	7.06	5,814.0	0.50	37.7%
United States Cellular Corp.	USM	1.38	36.61	86.9	3,180.4	1,007.7	0.00	57.07	4,245.2	1.14	74.9%

	Mean	1.26			2,707.7	5,256.6			2,995.8	0.86	47.4%
	Median	1.36			1,608.7	2,393.3			4,053.3	0.93	41.6%

	APPLICATION TO SUBJECT COMPANY:
				Unlevered Beta	Target Equity Market Value	Target Interest Bearing Debt	Preferred Stock	Minority Interest	Tax Rate	Levered Beta (12)
		Primary Guideline Companies		0.93	50.0%	50.0%	0%	0%	40%	1.49

Notes:

(1)   The risk-free rate utilized was the yield on 20-yr U.S. government bonds as of the Valuation Date.

(2)   The expected long-term equity risk premium is 6.5 percent as indicated by Ibbotson Associates’ Stocks, Bonds, Bills & Inflation, 2009; Long-Horizon S&P ERP.

(3)   The beta utilized was the levered median beta of the guideline companies.

(4)   The premium as indicated by Ibbotson Associates’ Stocks, Bonds, Bills & Inflation, 2009.

(5)   A Company-specific premium of 3.0 percent was applied based on facts and circumstances.

(6)   The pre-tax cost of debt was based on the U.S. Cellular’s marginal cost of debt as well as a review of industry interest rates.

(7)   The effective tax rate utilized is the estimated tax rate used in the projections.

(8)   The capital structure/weight is based on our informed judgment and a review of the guideline companies.

(9)   Adjusted betas calculated on a weekly basis over the two week period prior to the Valuation Date.

(10) As of the Valuation Date, per Capital IQ.

(11) As of each company's most recent financial report, per Capital IQ.

(12) Levering Calculations: Unlevered Beta = Beta (Observed) / [1+ ((Debt+Preferred Stock+Minority Interest)/Equity) * (1-t)].

Relevered Beta = Unlevered Beta * [1+ (Debt+Preferred Stock+Minority Interest)/Equity) * (1-t)].

Marsh